November 2, 2006

Mail Stop 4561

Mr. Arthur Coffey
President and Chief Executive Officer
Red Lion Hotels Corporation
201 W. North River Drive, Suite 100
Spokane, WA 99201-2293

Re: **Red Lion Hotels Corporation**
 Form 10-K for the year ended December 31, 2005
 Forms 10-Q for the quarters ended March 31 and June 30, 2006
 Filed March 31, 2006
 File No. 001-13957

Dear Mr. Coffey:

　　We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　Daniel L. Gordon
　　　　　　　　　　　　　　　　　Branch Chief

cc: 　　Frank C. Woodruff (*via facsimile*)